

SEC[illegible] ISSION

07001395

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
FEB 5 2007
WASH

SEC FILE NUMBER
8- 53108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Martinez-Ayme Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10300 S.W. 72nd Street, Suite 380
(No. and Street)

Miami	Florida	33173
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Ayme (305) 271-3232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth, Jonas, Mittelberg, Levy & Hartney, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 West Flagler Street, Suite 125,	Miami	Florida	33144
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reynaldo Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Martinez-Ayme Financial Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

NOTARY PUBLIC-STATE OF FLORIDA
Julian L. Alfonso
Commission # DD418461
Expires: MAY 30, 2009
BONDED THRU ATLANTIC BONDING CO., INC.

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARTINEZ-AYME FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 15 2007
WASH, D.C.
210
SECTION



ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

February 8, 2007

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Martinez-Ayme Financial Group, Inc.

We have audited the accompanying statement of financial condition of Martinez-Ayme Financial Group, Inc. as of December 31, 2006, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martinez-Ayme Financial Group, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash in Banks	$ 31,561	
Trading and Investment Securities Owned, All Marketable at Quoted Market, Original Cost - $55,406	49,966	
Restricted Securities Owned, at Quoted Market, Original Cost - $77,184	61,953	
Accounts Receivable, No Reserve Required	150,036	
Prepaid Expenses and Other Assets	13,062	
Total Current Assets		$ 306,578
OTHER ASSETS		
Lease Security Deposit	$ 5,780	
Property and Equipment, at Cost, Net of Accumulated Depreciation of $21,253	-	
Total Other Assets		5,780
TOTAL ASSETS		$ 312,358

EXHIBIT "A"

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable -		
Due to Correspondent Broker	$ 55,406	
Others	10,784	
Accrued Salaries, Commissions, and Other Expenses	11,221	
Total Current Liabilities		$ 77,411
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		50,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common Stock - $1 Par Value; Authorized - 1,000 Shares; Issued - 963 Shares	$ 963	
Additional Paid-In Capital	489,497	
Retained Earnings (Deficit)	(305,513)	
Total Stockholders' Equity		184,947
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 312,358

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES		$ 663,316
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 433,464	
Clearance, Quotation, and Communication Costs	134,884	
Occupancy and Other Rentals	43,311	
Taxes, Other than Income Taxes	1,526	
Other Operating Expenses	59,003	
Total Operating Expenses		672,188
(LOSS) FROM OPERATIONS		$ (8,872)
INTEREST EXPENSE		71
(LOSS) BEFORE INCOME TAXES		$ (8,943)
FEDERAL AND STATE INCOME TAX (PROVISION)		-
NET (LOSS)		$ (8,943)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "C"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)
	Shares	Amount	Shares	Amount		
Balance - January 1, 2006	1	$ 1,000	963	$ 963	$ 412,313	$ (296,570)
Cancellation of Preferred Stock	(1)	(1000)				
Contribution of Capital	-	-	-	-	77,184	-
Net (Loss) for the Period	-	-	-	-	-	(8,943)
Balance - December 31, 2006	-	$ -	963	$ 963	$ 489,497	$ (305,513)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES		
Net (Loss)	$ (8,943)	
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
(Decrease) in Unrealized Loss on Trading and Investment Securities	(6,963)	
Increase in Unrealized Loss on Restricted Securities	15,231	
Changes in Operating Assets and Liabilities:		
(Increase) in Accounts Receivable	(2,556)	
Decrease in Trading and Investment Securities Owned at Cost	3,192	
(Increase) in Restricted Securities Owned at Cost	(77,184)	
(Increase) in Prepaid Expenses and Other Assets	(2,755)	
(Decrease) in Due to Correspondent Broker	(3,192)	
Increase in Accounts Payable and Accrued Expenses	12,793	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (70,377)
FINANCING ACTIVITIES		
Cancellation of Preferred Stock	$ (1,000)	
Contribution of Capital From Shareholder	77,184	
NET CASH PROVIDED BY FINANCING ACTIVITIES		76,184
INCREASE IN CASH		$ 5,807
CASH AT BEGINNING OF YEAR		25,754
CASH AT END OF YEAR		$ 31,561
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ 71
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

MARTINEZ-AYME FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business- The Company was incorporated under the laws of the State of Florida on December 14, 1999, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services.

Customers, Broker-Dealers, Trading Inventory and Investment Balances- The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

All trading, investment and restricted securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm trading.

Property, Equipment, and Related Depreciation- Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2006, the Company's "Net Capital" was more than one hundred twenty percent (120%) of its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into an amended lease agreement commencing April 1, 2006 for its office space in Miami, Florida. This amended lease expires on March 31, 2007. Monthly payments under this lease are $3,442, including applicable sales tax.

Minimum rentals under this lease are as follows:

Year Ended December 31	
2007	$ 10,326

Certain quotation equipment is being provided by agreements which can be terminated by either party with 60 days notice.

MARTINEZ-AYME FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2006 is as follows:

Commissions and Fees	$ 480,855
Firm Trading	178,636
Other	3,825
	$ 663,316

NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2006 is as follows:

Due from Correspondent Broker	$ 150,036
Due from Others	-
	$ 150,036

The amount Due From Correspondent Broker includes funds in an escrow account in the amount of $133,605 which is used to support the trading and underwriting activities of the Company.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On November 1, 2002, the Company borrowed $ 50,000 from one of its officers and stockholders under an approved subordinated loan agreement. This subordinated loan bears interest at ten (10) percent per annum and was due on November 1, 2005. On January 18, 2005, the officer and stockholder received permission from the National Association of Securities Dealers (NASD) to extend the due date of the subordinated loan until November 1, 2008. In August 2006, the officer and stockholder waived accrued interest totalling $2,500 and any interest incurred after January 1, 2006. The interest waived has been included in other revenues in the accompanying statement of operations.

NOTE 7 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's effective rate differs from the statutory Federal rate primarily as a result of the valuation allowance described below and State income taxes.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes and net operating losses available to offset future taxable income.

Deferred tax assets:	
Net operating losses	$ 126,000
Timing differences	-
	$ 126,000
Less: Valuation allowance	(126,000)
	$ -

At December 31, 2006, the Company recorded a full valuation allowance for the deferred tax assets as the Company's ability to realize these benefits is not "more likely than not". Accordingly, no deferred tax assets are reported in the accompanying statement of financial position at December 31, 2006. The Company has available at December 31, 2006, approximately $ 126,000 of unused operating loss carryforwards that may be applied against future taxable income and will expire in years through 2025.

SCHEDULE 1

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

NET CAPITAL		
Total Stockholders' Equity		$ 184,947
Add: Liabilities Subordinated to Claims of General Creditors		50,000
Total Capital and Allowable Subordinated Loans		$ 234,947
Less: Non-Allowable Assets and Other Deductions:		
1. Prepaid Expenses and Other Assets	$ 13,062	
2. Lease Security Deposit	5,780	
3. Restricted Securities Owned, at Quoted Market	61,953	
4. Miscellaneous Item	10	80,805
Net Capital Before Haircuts on Security Positions		$ 154,142
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		
1. Trading and Investment Securities:		
a. Exempted Securities	$ -	
b. Debt Securities	-	
c. Other Securities	7,493	
d. Undue Concentration	2,140	9,633
Net Capital		$ 144,509

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Accounts Payable	$ 66,190	
Accrued Salaries, Commissions, and Other Expenses	11,221	
Total Aggregate Indebtedness		$ 77,411
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 5,161
Minimum Net Capital Requirement		$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)		$ 44,509
Excess Net Capital at 1,000 Percent		$ 136,767
Percentage of Aggregate Indebtedness to Net Capital		54%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, Beginning of Year	$ 50,000
Additions	-
Decreases	-
Balance, End of Year	$ 50,000

MARTINEZ-AYME FINANCIAL GROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Emmett A. Larkin Company, Inc.



ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

ERIC LEVY, CPA

JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Martinez-Ayme Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Martinez-Ayme Financial Group, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with United States generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

Miami, Florida

February 8, 2007

END